Janus International Group, Inc.

135 Janus International Blvd.

Temple, GA 30179

August 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Asia Timmons-Pierce

Re:	Janus International Group, Inc.
Registration Statement on Form S-1
File No. 333-257731

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Janus International Group, Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on August 6, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Matthew R. Pacey, of Kirkland & Ellis LLP, special counsel to the Company, at (713) 836-3786, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Scott Sannes

Scott Sannes

Chief Financial Officer